Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

November 2, 2018

VIA EDGAR

Dominic Minore, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	GSV Capital Corp.

Post-Effective Amendment No. 6 to the Registration Statement on Form N-2

File No. 333-191307

Dear Mr. Minore:

On behalf of GSV Capital Corp. (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on October 29, 2018, which relates to the Company’s Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-191307) filed with the Commission on October 26, 2018 (the “Registration Statement”).

The Staff’s comment is set forth below in italics and is followed by the Company’s response.

Comment: The Staff refers to the example expense table on page 16 of the Registration Statement and notes that the numbers included in such table are the same as those included in Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-191307) filed with the Commission on September 28, 2018. In light of the annual expenses disclosed on page 14 of the Registration Statement, please make any necessary changes to the example expense table on page 16 of the Registration Statement or confirm that no changes are necessary.

Response: The Company confirms to the Staff that it has reviewed the example expense table on page 16 of the Registration Statement, including with respect to the annual expenses disclosed on page 14 of the Registration Statement, and no changes are needed to such example expense table disclosure.

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U.S. Securities and Exchange Commission Division of Investment Management November 2, 2018 Page 2

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Mark Klein, GSV Capital Corp.

Allison Green, GSV Capital Corp.

Payam Siadatpour, Eversheds Sutherland (US) LLP